Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Achieves High Volume Scale Production with Delphi Automotive
     Systems, LLC

     ~Production Agreement Signed with Delphi to Supply Westport HD Injectors~

     VANCOUVER, April 12 /CNW/ - Westport Innovations Inc. (TSX:WPT/
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced it has reached high volume scale production capability in a deal with one of the world's largest diesel injector manufacturers, Delphi Automotive Systems, LLC, to supply Westport's proprietary HD fuel injectors. Production is expected to begin in the second half of 2010.
     "Delphi provides the production scale-up capability that gives us a major boost in matching the industry's growth," said Brad Douville, Westport's Vice
President, Engine Fuel Systems Business. "The secure, scalable supply of our specialized injectors will allow us to reach economies-of-scale in production and costs required by our heavy duty engine OEM customers."

     About Delphi Automotive Systems, LLC

     Delphi is a leading global supplier of electronics and technologies for autos, commercial and other vehicles. Delphi has more than 100,000 employees at 270 locations and 24 engineering centers in 32 countries. More information can be found at www.delphi.com.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. The Westport GX engine and LNG system for heavy duty Class 8 trucks offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins Westport
Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport
Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter (at)WestportWPRT.

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Darren Seed, Vice President, Investor Relations
& Communications, Westport Innovations Inc., Phone: (604) 718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:00e 12-APR-10